SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BLUE WOLF MONGOLIA HOLDINGS CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

(Title of Class of Securities)

G11962100

(CUSIP Number of Class of Securities)

Lee Kraus

c/o Blue Wolf MHC Ltd.

Two Greenwich Office Park, Suite 300

Greenwich, CT 06831

(203) 622-4903

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,635,660.90	$1,996.30

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,467,970 ordinary shares of Blue Wolf Mongolia Holdings Corp., no par value, at the tender offer price of $9.97 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 1,996.30	Filing Party: Blue Wolf Mongolia Holdings Corp.
Form or Registration No.: Schedule TO-I	Date Filed: May 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company with limited liability (“Blue Wolf” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2013 ((together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 3, relates to the Company’s offer to purchase for cash up to 1,467,970 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $9.97 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $14,635,660.90. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated July 5, 2013 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(F) to the Schedule TO and in the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(G) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer expires at 11:59 p.m. New York City Time, on Thursday, July 11, 2013, unless the Offer is extended.

This Amendment No. 3 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 3 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 3 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Items 1 through 9, and 11.

1.	The fourth sentence in the answer to the question “What will be the purchase price for the Ordinary Shares and what will be the form of payment?” on page 2 of the Offer to Purchase is hereby replaced with the following sentence: “If your Ordinary Shares are purchased in the Offer, you will be paid the Share Purchase Price, in cash, without interest, promptly after the Expiration Date, but in no event later than three business days after the Expiration Date.”

2.	The information set forth in the section titled “Background of the Transaction” is hereby supplemented by adding the following paragraphs immediately following the third paragraph on page 34 of the Offer to Purchase:

“On February 5, 2013, after the execution of a confidentiality agreement between Blue Wolf and Li3, Li3 provided certain materials to Composite Capital, an affiliate of Blue Wolf, as part of Blue Wolf’s due diligence. The materials included a financial model containing preliminary estimates pertaining to Li3’s lithium and potash production from its Maricunga properties (SLM 1-6). The model was prepared by Mr. Patrico Campos, a member of Li3’s board of directors since September 2011, who has significant experience in the mining industry, specifically in project exploration, evaluation, technical and economic preparation. Additional information regarding Mr. Campos can be found under “Management of Li3—Executive Officers and Directors.” A copy of the model has been filed hereto as Exhibit (d)(15) to the Schedule TO filed by Blue Wolf on July 11, 2013.

The model prepared by Mr. Campos is based on preliminary estimates of Li3’s lithium and potash production from its Maricunga properties (SLM 1-6). The model is subject to various unknowns, uncertainties and assumptions as described below, many of which may cause Mr. Campos’ estimates to change. The model provides a preliminary estimate of the number of metric tons of minerals that may be produced over a period of 18 years. In addition, the model estimates the amount of revenues that could be derived from said mineral production for each of those 18 years. Also included in the model are preliminary estimates of the capital and operating expenditures for the life of the project. However, further development work must be completed to ascertain the accuracy of those projected costs.

Preliminary estimates found in the model are related to Li3’s future business, financial performance and future events or developments involving Li3 that may or may not occur. Such information is based solely on estimates and certain assumptions of Li3’s management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Li3’s control, affect Li3’s operations, performance, business strategy and results and could cause the actual results, performance or achievements of Li3’s production of minerals from the SLM 1-6 properties to be materially different from any future results, performance or achievements that may be expressed or implied in the Li3 cash flow model. These factors include, without limitation, the following future events or developments:

• Pursuant to current Chilean law, only the Chilean government may exploit lithium in Chile, and we are not certain if this will change in the near future. A condition precedent for the commencement of extraction activity of the Maricunga Project requires approval by the Chilean environmental authorities of its environmental impact study. To date, no such approval has been received;

• Li3 has not completed an economic feasibility study of the SLM 1-6 properties

• Total production estimates included in the cash flow model are limited by Li3’s resources, which are not prepared in accordance with the rules and regulations promulgated by the SEC;

• An NI -43-101 Compliant Measured Resource Report by a “Qualified Person” recommended that further work needed to be completed on the project (which to date has not been completed) and recommended that the project advance to the Feasibility Study stage, requiring a substantial amount of capital that Li3 may not possess. The preliminary financial model provided to Composite Capital was based on the assumption that the additional development work on the project would be completed;

•The actual amount of funding available to Li3 from the Blue Wolf transaction is uncertain due to the unknown amount of redemptions in Blue Wolf’s tender offer. The amount available to Li3 could be insufficient to advance the project to the Feasibility Study stage.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results, performance or achievements of Li3 with regards to the production of lithium and potash may vary materially from those described in the preliminary cash flow model. Additional risks pertaining to Li3 can be found under ‘Risk Factors.’”

3.	The following amends and restates the second and third paragraphs of the section titled “The Offer—Material U.S. Federal Income Tax Considerations to Li3 Shareholders—The Transaction” on page 56 of the Offer to Purchase:

“Subject to the discussion below, and based on the terms of the Agreement and Plan of Merger, our review of other records and documents, the representations provided in the Certifications and the facts described in the Offer to Purchase, the Transaction will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code, and Blue Wolf, Merger Sub and Li3 should each be “a party to a reorganization” within the meaning of Code Section 368(b). Nevertheless, Section 367(a) of the Internal Revenue Code should also apply to the Transaction requiring U.S. Holders of Li3 common stock to recognize gain (but not loss) on the exchange of the Li3 shares (see discussion below under “Section 367”). Assuming the Transaction qualifies as a “reorganization” within the meaning of Section 368(a)(2)(E) of the Code, the following material U.S. federal income tax consequences will result:

•	None of Li3, Blue Wolf or Merger Sub should recognize gain or loss in the Transaction;

•	a Li3 U.S. shareholder’s tax basis in Blue Wolf Ordinary Shares received in the Transaction will be the same as such shareholder’s tax basis in Li3 common shares exchanged therefor (increased by any gain recognized on the transfer, including any gain recognized under Code Section 367 (see discussion below)); and

•	a Li3 U.S. shareholder’s holding period for Blue Wolf Ordinary Shares received in the Transaction will include such shareholder’s holding period for Li3 common shares exchanged therefor.

In order for the Transaction to qualify as a reorganization for tax purposes, the Transaction must comply with certain technical requirements of Section 368 of the Code, including, among others, the “continuity of interest” test, the “continuity of business enterprise” requirement, and a requirement that the transaction have a bona fide business purpose other than tax avoidance. The continuity of interest test will be satisfied if the Li3 shareholders receive Ordinary Shares of Blue Wolf that are worth at least 40% of the total consideration received. As set forth in the Agreement and Plan of Merger, 100% of the consideration being received by the Li3 shareholders in exchange for their Li3 common stock consists of Ordinary Shares of Blue Wolf, and consequently the continuity of interest test should be satisfied. The continuity of business enterprise will be satisfied so long as a significant portion of Li3’s historic assets are under the control of Blue Wolf. The parties to the transaction expect that these requirements and all other requirements for a reorganization under Code Section 368 will be satisfied. These expectations are based on certain facts and assumptions, and certain representations and undertakings, from Blue Wolf, Merger Sub and Li3. If, notwithstanding the expectations of the parties to the Transaction, it is ultimately determined that the Transaction does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then, subject to the provisions of Code Section 367 discussed below, each Li3 shareholder would recognize gain or loss equal to the difference between the fair market value of the Blue Wolf Ordinary Shares it receives in the Transaction and its tax basis in the Li3 shares surrendered in exchange therefor.”

4.	The following amends and restates the entire section titled “Business of Li3 - Comparable Company Statistics” on page 104 of the Offer to Purchase:

“As shown below, Li3’s research has shown that it has a relatively low valuation based on the relative public market valuations and relative lithium resources.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(d)(15)	Preliminary Financial Model of Li3 Energy, Inc. (incorporated by reference to Exhibit 99.11 to the Form F-4 filed by Blue Wolf Mongolia Holdings Corp. on July 11, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Lee Kraus
Chief Executive Officer

Date: July 11, 2013

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase dated May 21, 2013.

(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)*	Amended and Restated Offer to Purchase dated July 5, 2013.

(a)(1)(G)*	Amended and Restated Letter of Transmittal To Tender Ordinary Shares.

(a)(1)(H)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(I)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release, dated May 21, 2013 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(a)(5)(B)*	Investor Presentation dated May 21, 2013 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(a)(5)(C)*	Revised Investor Presentation dated June 2013.

(a)(5)(D)*	Press Release, dated June 20, 2013

(a)(5)(E)*	Press Release, dated July 5, 2013

(a)(5)(F)*	Revised Investor Presentation dated July 2013

(d)(1)	Underwriting Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Deutsche Bank Securities , as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on April 18, 2013).

(d)(3)	Warrant Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(4)	Investment Management Trust Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(5)	Registration Rights Agreement, dated as of July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(6)	Letter Agreement, dated as of July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd., and each of the directors and officers of Blue Wolf Mongolia Holdings Corp. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(7)	Agreement and Plan of Merger by and among Blue Wolf Mongolia Holdings Corp., Blue Wolf Acquisition Sub, Inc. and Li3 Energy, Inc., dated May 21, 2013 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(8)	Letter Agreement, dated April 12, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(9)	Amendment No. 1 to the Investment Management Trust Agreement, dated April 17, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on April 18, 2013).

(d)(10)	Sponsor Agreement, dated May 21, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd. (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(11)	Amended and Restated Promissory Note, dated May 21, 2013, issued to Blue Wolf MHC Ltd. in the amount of $400,000 (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(12)*	Investor Rights Agreement, dated June 13, 2013, by and between Blue Wolf Mongolia Holdings Corp., Li3 Energy, Inc. and POSCO Canada Ltd.

(d)(13)*	Form of Lock-Up and Support Agreement.

(d)(14)*	Revised Letter Agreement, dated June 20, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital.

(d)(15)	Preliminary Financial Model of Li3 Energy, Inc. (incorporated by reference to Exhibit 99.11 to the Form F-4 filed by Blue Wolf Mongolia Holdings Corp. on July 11, 2013).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed